FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Fourth Quarter and Full Year Financial Results

2.	Nomura Declares Year-end Dividend Payment

3.	Nomura to Grant Restricted Stock Units (RSUs) and Performance Share Units (PSUs)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 26, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Reports Fourth Quarter and Full Year Financial Results

•	Three segment pretax income of Y236.8bn, up 123% YoY on gains across all divisions

•	Retail pretax income at eight-year high driven by higher recurring revenue underpinned by shift to asset management recurring business and lower cost base

•	Investment Management net inflows of Y3.8trn and AUM of Y89trn trending above FY2024/25 KPI target; Investment gains doubled YoY

•	Global Markets net revenue up 8% YoY on improved performance in Spread Products and Equity Products; Investment Banking net revenue at highest since FY2016/17 reflecting growth in all businesses

•	Year-end dividend of 15 yen per share, making annual dividend of 23 yen; Full-year ROE of 5.1%

Tokyo, April 26, 2024—Nomura Holdings, Inc. today announced its consolidated financial results for the fourth quarter and full year ended March 2024.

For the full year period, net revenue was 1,562 billion yen (US$10.3 billion)1, representing an increase of 17 percent year on year. Income before income taxes was 273.9 billion yen (US$1.8 billion) and net income attributable to Nomura Holdings shareholders was 165.9 billion yen (US$1.1 billion). Diluted net income attributable to Nomura Holdings shareholders per share was 52.69 yen.

Net revenue in the fourth quarter was 445.1 billion yen (US$2.9 billion), increasing 11 percent quarter on quarter and 37 percent year on year. Income before income taxes was 92.1 billion yen (US$609 million) and net income attributable to Nomura Holdings shareholders was 56.8 billion yen (US$376 million). Diluted net income attributable to Nomura Holdings shareholders per share was 18.02 yen.

“We reported higher net revenue and pretax income in all business segments, demonstrating the strength of our Japan client franchise and global network amid growing interest in the Japanese markets,” said Kentaro Okuda, Nomura President and Group CEO.

“We delivered a solid performance across divisions and regions. In Retail, this was underpinned by the successful realignment of our people at the start of the fiscal year, while Wholesale booked a marked increase in Investment Banking revenues.

“On April 1 this year, we announced our new Nomura Group Purpose: ‘We aspire to create a better world by harnessing the power of financial markets’.

“As we work toward this, we will continue to focus on our areas of competitive strength and cross-divisional collaboration to deliver added value. We will actively invest in areas with growth potential and maintain disciplined cost control to enhance our corporate value and achieve sustainable growth.”

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 151.22 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on March 29, 2024. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

(billions of yen)	FY2023/24 Q4	QoQ	YoY
Net revenue	108.8	6%	44%
Income (loss) before income taxes	38.8	21%	3.9x

Retail reported net revenue of 108.8 billion yen, increasing 6 percent quarter on quarter and up 44 percent from the same period last year. Income before income taxes was 38.8 billion yen, up 21 percent quarter on quarter and 3.9 times higher than the same quarter last year.

Stable recurring revenue reached an all-time high, while flow revenue grew on the back of improved investor sentiment driven by the Japan stock market rally and the start of the new NISA scheme. The division reported its best pretax income since the first quarter of FY2015/16, underpinned by stronger revenues compared to the previous quarter and efforts to keep costs down.

Investment Management

(billions of yen)	FY2023/24 Q4	QoQ	YoY
Net revenue	43.6	12%	15%
Income (loss) before income taxes	17.8	14%	9%

Investment Management net revenue was 43.6 billion yen, increasing 12 percent quarter on quarter and 15 percent year on year. Income before income taxes was 17.8 billion yen, up 14 percent quarter on quarter and 9 percent year on year.

The asset management business remains strong. Net inflows lifted assets under management in Investment Management to a record high of 89 trillion yen. Stable business revenue was at its highest level since April 2021 when the division was established.

2

Wholesale

(billions of yen)	FY2023/24 Q4	QoQ	YoY
Net revenue	254.2	17%	42%
Income (loss) before income taxes	20.6	-10%	—

Wholesale booked net revenue of 254.2 billion yen, increasing 17 percent quarter on quarter and 42 percent year on year. Income before income taxes was 20.6 billion yen, down 10 percent quarter on quarter.

Global Markets revenues grew quarter on quarter across all regions, while Investment Banking had its strongest quarterly revenues since the year ended March 2017 when comparisons became possible. Divisional expenses increased, reflecting higher variable costs in line with performance, a loss provision of approximately 14 billion yen arising from settlement failures with a broker counterparty, and year-end factors.

ends

For further information, please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a global financial services group with an integrated network spanning approximately 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Wealth Management, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

3

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2024 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

4

Nomura Declares Year-end Dividend Payment

Tokyo, April 26, 2024—Nomura Holdings, Inc. today announced that it has declared a dividend of 15 yen per share to shareholders of record as of the end of March 2024. The dividend will be paid on June 3, 2024.

Cash Dividends

	FY2023/24 Q4	Recent dividend forecast	FY2022/23 Q4
Record date	March 31, 2024	—	March 31, 2023
Dividend per share	Y15.0	—	Y12.0
Total dividends	Y44,567 million	—	Y36,049 million
Payment date	June 3, 2024	—	June 1, 2023
Source of dividends	Retained earnings	—	Retained earnings

Recent Dividends

	Q2	Q4	Annual dividend
FY2021/22	Y8.0	Y14.0	Y22.0
FY2022/23	Y5.0	Y12.0	Y17.0
FY2023/24	Y8.0	Y15.0	Y23.0

ends

For further information, please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a global financial services group with an integrated network spanning approximately 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Wealth Management, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Nomura to Grant Restricted Stock Units (RSUs) and Performance Share Units (PSUs)

Tokyo, April 26, 2024—Nomura Holdings, Inc. (Nomura) today announced plans to grant Restricted Stock Units (RSUs) and Performance Share Units (PSUs) to directors, executive officers and employees of Nomura and its subsidiaries in late May 2024.

The RSUs will be granted as deferred compensation. Subject to certain conditions, Nomura will deliver shares of common stock etc. to RSU grantees one to three years (up to seven years where required by local regulations) after the RSUs are granted mainly through disposal of treasury shares.

The PSUs will be also granted as deferred compensation. Subject to certain conditions and the degree of achievement of the performance targets for the performance evaluation period, Nomura will deliver shares of common stock etc. to PSU grantees three years after the PSUs are granted mainly through disposal of treasury shares.

The maximum number of shares related to RSUs and PSUs to be granted and the total amount of RSUs and PSUs to be granted are reasonably estimated to be approximately 51 million shares and 47 billion yen.

The total number, amount and detailed terms and conditions of the RSUs and PSUs will be determined at a meeting of the Executive Management Board1 scheduled for the middle of May 2024, and will be announced immediately thereafter.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc.	81-3-3278-0591
Group Corporate Communications Dept.

Nomura

Nomura is a global financial services group with an integrated network spanning approximately 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Wealth Management, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

[1]	The individual grant of RSUs and PSUs to directors and executive officers of Nomura will be subject to the resolution of Nomura’s Compensation Committee.